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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                        000-33243
                                                ------------------------
                                                     SEC FILE NUMBER

                                                       44667X208
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                                                      CUSIP NUMBER


 [ ] Form 10-K and 10-KSB [ ] Form 20-F [ ] Form 11-K [X] FORM 10-Q AND 10-QSB

                                 [ ] Form N-SAR

         For the period ended:  JUNE 30, 2002

         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR

         For the period ended:      N/A
                               -------------



         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         N/A

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:   HUNTINGTON PREFERRED CAPITAL, INC.

Address and Phone Number:  41 SOUTH HIGH STREET
                           COLUMBUS, OHIO  43287
                           614-480-8300


PART II - RULE 12B-25(B)

         The registrant's Form 10-Q could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) for the reasons described in Part III of this form.


PART III - NARRATIVE

         The registrant is a fully consolidated subsidiary of The Huntington National Bank ("HNB"), which is a fully consolidated subsidiary of Huntington Bancshares Incorporated ("Huntington"). After Huntington's consolidated financial statements are prepared and reviewed, an allocation of income, expense, and other financial information among subsidiaries takes place. A preliminary review of the second quarter 2002 allocations indicated on Monday, August 12, 2002, that interest income and certain charge-offs and related provision expense were not fully allocated between HNB and the registrant. Further analysis has determined that this discrepancy has existed since October 1999. Since the registrant and HNB are fully consolidated subsidiaries of Huntington, any reallocation of financial information between these two subsidiaries has no impact on Huntington's consolidated results of operations or financial condition.

         The registrant needs additional time to allow for a complete analysis and correction of the systems and methodology used to allocate financial information among Huntington's subsidiaries prior to finalizing the registrant's second quarter Form 10-Q. For these reasons, management will not be able to timely file the Registrant's Form 10-Q for the quarter ended June 30, 2002, without unreasonable effort or expense.


PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Mary Beth M. Clary, Esq.
         Porter, Wright, Morris & Arthur LLP
         5801 Pelican Bay Blvd. Suite 300
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         Naples, Florida  34108
         239-593-2959

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify the reports.

                                                                  [X] Yes [ ] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No
Explanation of Anticipated Change:

         The registrant has not completed its analysis of the relevant financial information. Indications are that when corrected, the registrant's previously reported net income and equity will increase on a cumulative basis since October 1999. Earnings coverage of the dividends on the public preferred stock also will increase, thereby having no impact on the registrant's continued ability to pay dividends.


                                   SIGNATURES

         Huntington Preferred Capital, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                               HUNTINGTON PREFERRED CAPITAL, INC.


Date:   August 14, 2002        By:      /s/ John D. Van Fleet
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                                        John D. Van Fleet, Vice President